Exhibit 99-3
                                                                    ------------




                                ECI Telecom Ltd.
                              Interim Consolidated
                              Financial Statements
                                   (Unaudited)
                              as of March 31, 2007

                                                               ECI Telecom Ltd.

Interim Unaudited Consolidated Financial Statements as of March 31, 2007
-------------------------------------------------------------------------------


Contents


                                                                           Page

Review Letter of the Unaudited Interim Consolidated Financial Statements      2


Interim Unaudited Consolidated Balance Sheets                                 3


Interim Unaudited Consolidated Statements of Operations                       4


Interim Unaudited Consolidated Statements of Comprehensive Income             5


Interim Unaudited Consolidated Statements of Changes in Shareholders' Equity  6


Interim Unaudited Consolidated Statements of Cash Flows                       8


Notes to the Interim Unaudited Consolidated Financial Statements             10

[GRAPHIC OMITTED][GRAPHIC OMITTED]

           Somekh Chaikin                            Telephone   972 3 684 8000
           KPMG Millennium Tower                     Fax         972 3 684 8444
           17 Ha'arba'a Street, PO Box 609           Internet    www.kpmg.co.il
           Tel Aviv 61006 Israel


The Board of Directors of ECI Telecom Ltd.

Review of the unaudited interim consolidated financial statements for the three-month period ended March 31, 2007

At your request, we have reviewed the interim consolidated balance sheet of ECI Telecom Ltd. and its subsidiaries as of March 31, 2007, and the related interim consolidated statement of operations, the interim statement of comprehensive income, the interim statement of changes in shareholders' equity and the interim consolidated statement of cash flows for the three month period then ended.

Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of Shareholders' Meetings and of the Board of Directors and its committees, as well as making inquiries of those responsible for financial and accounting matters.

We received review reports from other auditors regarding the interim financial statements of a certain consolidated subsidiary, whose assets constitute approximately 4.81% of the total consolidated assets as of March 31, 2007 and whose revenues constitute approximately 2.02% of the consolidated revenues for the three month period then ended.

Since such a review is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim consolidated financial statements.

In the course of our review, including the review of reports of other auditors, nothing came to our attention which would indicate the necessity of making material changes in the said financial statements in order for them to be in conformity with generally accepted accounting principles (GAAP) in the United States.


Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

May 3, 2007 - Tel Aviv, Israel



         Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.


Interim Unaudited Consolidated Balance Sheets as of
-------------------------------------------------------------------------------------------------------



                                                          March 31          March 31        December 31
                                                              2007              2006               2006
                                                ------------------  ----------------  -----------------
                                                    $ in thousands    $ in thousands     $ in thousands
                                                ------------------  ----------------  -----------------
                                                       (Unaudited)       (Unaudited)          (Audited)
                                                ------------------  ----------------  -----------------
Assets

Current assets
Cash and cash equivalents                                 115,114             72,139            92,732
Short-term investments                                     80,270             48,346            80,708
Receivables:
 Trade, net                                               156,484            168,132           187,410
 Other                                                     32,747             22,949            27,110
Prepaid expenses                                            4,904              5,672             4,819
Work in progress                                           17,831              3,184            13,062
Inventories                                               152,402            150,868           159,355
                                                ------------------  ----------------  -----------------
Total current assets                                      559,752            471,290           565,196
                                                ------------------  ----------------  -----------------
Long-term receivables, net                                  9,438              7,708             6,314
                                                ------------------  ----------------  -----------------
Long-term deposit and marketable securities                62,652            146,859            72,767
                                                ------------------  ----------------  -----------------
Assets held for severance benefits                         21,050             26,273            20,549
                                                ------------------  ----------------  -----------------
Investments                                                15,454             17,100            11,988
                                                ------------------  ----------------  -----------------
Property, plant and equipment
Cost                                                      297,286            271,461           293,254
Less - Accumulated depreciation                           173,296            151,488           169,362
                                                ------------------  ----------------  -----------------
                                                          123,990            119,973           123,892
                                                ------------------  ----------------  -----------------
Software development costs, net                            13,612             11,598            12,852
                                                ------------------  ----------------  -----------------
Goodwill                                                   39,329             39,329            39,329
                                                ------------------  ----------------  -----------------

Other assets, net                                          54,781             46,501            42,993
                                                ------------------  ----------------  -----------------



Total assets                                             900,058            886,631            895,880
                                                ==================  ================  =================

---------------------------- President, Chief Executive Officer
Rafi Maor

---------------------------- Executive Vice President, Chief Financial Officer
Giora Bitan


May 3, 2007



                                                                                              ECI Telecom Ltd.

--------------------------------------------------------------------------------------------------------------


                                                                 March 31           March 31       December 31
                                                                     2007               2006              2006
                                                         ----------------  -----------------   -----------------
                                                           $ in thousands    $ in thousands    $ in thousands
                                                         ----------------  -----------------   -----------------
                                                              (Unaudited)        (Unaudited)         (Audited)
                                                         ----------------  -----------------   -----------------

Liabilities and shareholders' equity

Current liabilities
Trade payables                                                     64,352            71,033             82,954
Other payables and accrued liabilities                            125,697           132,398            120,422
                                                         ----------------  -----------------   -----------------
Total current liabilities                                         190,049           203,431            203,376
                                                         ----------------  -----------------   -----------------
Long-term liabilities

Other liabilities                                                   1,001               220                985
Liability for employee severance benefits                          43,771            47,838             43,664
                                                         ----------------  -----------------   -----------------
Total long-term liabilities                                        44,772            48,058             44,649
                                                         ----------------  -----------------   -----------------
Total liabilities                                                 234,821           251,489            248,025
                                                         ----------------  -----------------   -----------------
Minority Interest                                                       -             4,120              4,144
                                                         ----------------  -----------------   -----------------
Shareholders' equity
Ordinary shares NIS 0.12 par value per share,
 Authorized 200,000,000 shares; Issued and outstanding
 119,624,724 shares as at March 31, 2007,
 116,392,303 as at March 31, 2006
 and 119,324,849 as at December 31, 2006                            6,405             6,375              6,396
Capital surplus                                                   664,325           659,710            661,053
Accumulated other comprehensive income (loss)                      (2,150)            6,026             (1,682)
Accumulated deficit                                                (3,344)          (41,089)           (22,056)
                                                         ----------------  -----------------   -----------------
Total shareholders' equity                                        665,236           631,022            643,711
                                                         ----------------  -----------------   -----------------


                                                         ----------------  -----------------   -----------------
Total liabilities and shareholders' equity                       900,058            886,631            895,880
                                                         ================  =================   =================


The accompanying notes are an integral part of these interim unaudited consolidated financial statements.



                                                                                                            ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Operations
-----------------------------------------------------------------------------------------------------------------------------


                                                                               Three months ended                 Year ended
                                                                       -----------------------------------  -----------------
                                                                               March 31           March 31       December 31
                                                                                   2007               2006              2006
                                                                       ----------------    ---------------  -----------------
                                                                         $ in thousands     $ in thousands    $ in thousands
                                                                       ----------------    ---------------  -----------------
                                                                            (Unaudited)        (Unaudited)         (Audited)
                                                                       ----------------    ---------------  -----------------
Revenues                                                                        155,119           162,010            656,342
Cost of revenues                                                                 87,764            97,019            388,023
                                                                       ----------------    ---------------  -----------------
Gross profit                                                                     67,355            64,991            268,319
Research and development costs, net                                              25,177            25,054             99,525
Selling and marketing expenses                                                   25,084            21,928             96,971
General and administrative expenses                                              10,980            12,636             47,560
Amortization of acquisition-related intangible assets                             1,261             1,218              5,019
                                                                       ----------------    ---------------  -----------------
Operating income                                                                  4,853             4,155             19,244
Financial expenses                                                                 (795)             (633)            (3,091)
Financial income                                                                  2,696             2,825             12,867
Other income (expenses), net                                                        221               (13)             4,315
                                                                       ----------------    ---------------  -----------------
Income from continuing operations before Company's
 equity in results of investee companies, minority interest
 and taxes on income                                                              6,975             6,334             33,335
Taxes on income                                                                  11,567            (1,046)            (3,924)
                                                                       ----------------    ---------------  -----------------
Income from continuing operations
 before Company's equity in results of investee
 companies and minority interest                                                 18,542             5,288             29,411
Company's equity in results of investee companies                                   (53)           (2,226)            (7,292)
Minority interest                                                                   224                 -                (24)
                                                                       ----------------    ---------------  -----------------
Net income                                                                       18,713             3,062             22,095
                                                                       ================    ===============  =================

Earnings per ordinary share

Basic earnings per share:
Net earnings per ordinary share ($)                                                0.16              0.03               0.19
                                                                       ================    ===============  =================

Weighted average number of shares outstanding
 used to compute basic earnings
 per share - in thousands                                                       117,837           113,300            115,803
                                                                       ================    ===============  =================
Diluted earnings per share:
Net earnings per ordinary share ($)                                                0.15              0.03               0.18
                                                                       ================    ===============  =================
Weighted average number of shares outstanding used to
 compute diluted earnings per share - in thousands                              121,012           119,034            120,456
                                                                       ================    ===============  =================


The accompanying notes are an integral part of these interim unaudited consolidated financial statements.



                                                                                                             ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Comprehensive Income
-----------------------------------------------------------------------------------------------------------------------------


                                                                               Three months ended                 Year ended
                                                                       -----------------------------------   ----------------
                                                                               March 31           March 31       December 31
                                                                                   2007               2006              2006
                                                                       -----------------  ----------------   ----------------
                                                                         $ in thousands     $ in thousands    $ in thousands
                                                                       -----------------  ----------------   ----------------
                                                                            (Unaudited)        (Unaudited)         (Audited)
                                                                       -----------------  ----------------   ----------------

Net income                                                                       18,713             3,062             22,095

Other comprehensive income:

Changes in the fair value of financial instruments, net of
 taxes (nil)                                                                       (521)           (4,382)            (5,745)
Realization of gain on available for sale
 securities, net of taxes (nil)                                                       -                 -             (4,066)
Unrealized holding gain (loss) on available for sale
 securities arising during the period, net of taxes (nil)                            52             1,922               (357)
                                                                       -----------------  ----------------   ----------------
Total other comprehensive loss                                                     (469)           (2,460)           (10,168)
                                                                       -----------------  ----------------   ----------------
Comprehensive income                                                             18,244               602             11,927
                                                                       =================  ================   ================







The accompanying notes are an integral part of these interim unaudited consolidated financial statements.





                                                                                                      ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Changes in Shareholders' Equity
----------------------------------------------------------------------------------------------------------------------------



                                                                                  Accumulated
                                                                                        other    Accumulated           Total
                                    Number of           Share         Capital   comprehensive       earnings   shareholders'
                                   shares (1)         capital         surplus   income (loss)      (deficit)          equity
                               --------------   -------------   -------------  ---------------  -------------  -------------
                                                            $ in thousands except share amounts
                               ---------------------------------------------------------------------------------------------

Balance at
 January 1, 2007                 119,324,849           6,396         661,053          (1,682)       (22,056)        643,711
Net income for the three
 months ended
 March 31, 2007                            -               -               -               -         18,713          18,713
Employees stock options
 exercised and paid                  302,009               9           1,038               -              -           1,047
Restricted shares issuance            38,854               -               -               -              -               -
Restricted shares forfeited          (40,988)              -               -               -              -               -
Share based-payments
 expenses                                  -               -           2,234               -              -           2,234
Net unrealized gain on
 available for sale
 securities                                -               -               -              52              -              52
Changes in the fair value
 of financial instruments                  -               -               -            (521)             -            (521)
                               --------------   -------------   -------------  ---------------  -------------  -------------
Balance at March 31,
 2007 (unaudited)                119,624,724           6,405         664,325          (2,150)        (3,344)        665,236
                               ==============   =============   =============  ===============  =============  =============

Balance at
 January 1, 2006                 111,827,822           6,262         648,532           8,486        (44,151)        619,129
Net income for the three
 months ended
 March 31, 2006                            -               -               -               -          3,062           3,062
Employees stock options
 exercised and paid                4,553,300             113           8,347               -              -           8,460
Restricted shares issuance            17,137               -               -               -              -               -
Restricted shares forfeited           (5,956)              -               -               -              -               -
Share based-payments
 expenses                                  -               -           2,831               -              -           2,831
Net unrealized gain on
 available for sale
 securities                                -               -               -           1,922              -           1,922
Changes in the fair value
 of financial instruments                  -               -               -          (4,382)             -          (4,382)
                               --------------   -------------   -------------  ---------------  -------------  -------------
Balance at March 31,
 2006 (unaudited)                116,392,303           6,375         659,710           6,026        (41,089)        631,022
                               ==============   =============   =============  ===============  =============  =============

(1)  Issued and outstanding


The accompanying notes are an integral part of these interim unaudited consolidated financial statements.




                                                                                                            ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Changes in Shareholders' Equity (cont'd)
-----------------------------------------------------------------------------------------------------------------------------



                                                                                  Accumulated
                                       Number                                           other    Accumulated           Total
                                           of           Share         Capital   comprehensive       earnings   shareholders'
                                   shares (1)         capital         surplus   income (loss)      (deficit)          equity
                                -------------    ------------      -----------  --------------   -----------   --------------
                                                            $ in thousands except share amounts
                                -------------    ------------      -----------  --------------   -----------   --------------

Balance at
 January 1, 2006                  111,827,822           6,262         648,532          8,486         (44,151)        619,129
Net income for the
 year ended
 December 31, 2006                          -               -               -              -          22,095          22,095
Employee stock options
 exercised and paid                 5,963,555             134          12,489              -               -          12,623
Restricted shares
 issuance                           1,574,767               -               -              -               -               -
Restricted shares
 forfeited                            (41,295)              -               -              -               -               -
Realization of gain on
 available for sale
 securities                                 -               -               -         (4,066)                         (4,066)
Share based
 compensation expense                       -               -          12,460              -               -          12,460
Net unrealized loss on
 available for sale
 securities                                 -               -               -           (357)              -            (357)
Changes in fair value of
 financial instruments                      -               -               -         (5,745)              -          (5,745)
Distribution of
 available for sale
 securities as dividend
 in kind                                    -               -         (12,428)             -               -         (12,428)
                                -------------    ------------      -----------  --------------   ------------   --------------
Balance at
 December 31, 2006
 (audited)                        119,324,849           6,396         661,053         (1,682)        (22,056)        643,711
                                =============    ============      ===========  ==============   ============   ==============


(1)  Issued and outstanding


The accompanying notes are an integral part of these interim unaudited consolidated financial statements.





                                                                                               ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Cash Flows
---------------------------------------------------------------------------------------------------------------



                                                                  Three months ended                 Year ended
                                                          -----------------------------------   ---------------
                                                                  March 31           March 31       December 31
                                                                      2007               2006              2006
                                                          ----------------     --------------   ---------------
                                                            $ in thousands     $ in thousands    $ in thousands
                                                          ----------------     --------------   ---------------

Cash flows from operating activities
Income for the period                                             18,713             3,062             22,095

Adjustments to reconcile income to cash provided
 by operating activities:
Depreciation and amortization                                      9,905             9,604             39,771
Share-based payments expenses                                      2,234             2,831             12,460
Accrued severance pay, net                                          (395)             (848)             1,137
Gain on sale of property and equipment                                13              (194)              (447)
Capital losses (gains), net                                         (185)              329             (3,639)
Other - net                                                         (291)              285             (1,532)
Company's equity in losses of investee companies                      53             2,226              7,292
Minority interest                                                   (224)                -                 24
Loss (gain) from marketable securities                               (13)              313                  9
Decrease (increase) in trade receivables (including
 non-current maturities of trade receivables)                     27,803           (14,762)           (32,647)
Increase in other receivables                                     (7,183)           (5,972)           (10,339)
Increase in prepaid expenses                                         (86)           (2,055)            (1,202)
Increase in work in progress                                      (4,768)             (247)           (10,125)
Decrease (increase) in inventories                                 6,953            (3,905)           (12,392)
Deferred taxes                                                   (13,048)                -                  -
Increase (decrease) in trade payables                            (18,602)           14,581             26,503
Increase in other payables and accrued liabilities                 5,275            15,456              2,997
Increase in other long-term liabilities                               16                63                828
                                                          ----------------     --------------   ---------------
Net cash provided by operating activities                         26,169            20,767             40,793
                                                          ----------------     --------------   ---------------
Cash flows used in investing activities
Investments in deposits, net                                       3,599               346             (5,160)
Software development costs capitalized                            (3,145)           (1,810)            (9,472)
Investment in property, plant and equipment                       (6,484)           (6,451)           (30,755)
Proceeds from sale of property, plant and equipment                  114               313                992
Payments for acquisition of additional shares
 in consolidated subsidiary                                       (2,820)                -             (1,100)
Investment in investee companies                                  (3,333)             (250)              (608)
Repayment of long-term loans granted                                   -               157                506
Investment in marketable securities                              (57,578)          (13,124)           (29,248)
Proceeds from realization of marketable securities                64,632                95             49,940
                                                          ----------------     --------------   ---------------
Net cash used in investing activities                             (5,015)         (20,724)            (24,905)
                                                          ----------------     --------------   ---------------

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.



                                                                                                            ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Cash Flows  (cont'd)
----------------------------------------------------------------------------------------------------------------------------



                                                               Three months ended                 Year ended
                                                       -----------------------------------  ----------------
                                                               March 31           March 31       December 31
                                                                   2007               2006              2006
                                                       ----------------    ---------------  ----------------
                                                         $ in thousands     $ in thousands    $ in thousands
                                                       ----------------    ---------------  ----------------

Cash flows provided by financing activities
Exercise of stock options                                         1,047             8,460             12,623
                                                       ----------------    ---------------  ----------------
Net cash provided by financing activities                         1,047             8,460             12,623
                                                       ----------------    ---------------  ----------------
Effect of change in exchange rate on cash                           182              (192)               393
                                                       ----------------    ---------------  ----------------
Net increase in cash and cash equivalents                        22,383             8,311             28,904

Cash and cash equivalents at beginning of period                 92,732            63,828             63,828
                                                       ----------------    ---------------  ----------------
Cash and cash equivalents at end of period                      115,114            72,139             92,732
                                                       ================    ===============  ================



Non-cash activities

Fixed assets received as loan consideration                           -               224                221
                                                       ================    ===============  ================
Distribution of available-for-sale securities as
 dividend in kind                                                     -                 -             12,428
                                                       ================    ===============  ================



The accompanying notes are an integral part of these interim unaudited consolidated financial statements.


                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------



Note 1 - General

         The interim consolidated financial statements are unaudited and prepared in a condensed format. The interim consolidated financial statements should be read in conjunction with Company's annual consolidated financial statements as of December 31, 2006 and the accompanying notes thereto. Information presented with respect to December 31, 2006 and the year then ended is derived from the audited consolidated financial statements as of and for the year then ended. Information with respect to March 31, 2007 and March 31, 2006 and the respective three months period then ended is unaudited but, in the opinion of management, include all adjustments (all of which are of a normal recurring nature) necessary for a fair presentation of the interim financial information.


Note 2 - Significant Accounting Policies

          A. The accounting policies applied in the preparation of these interim consolidated financial statements are identical with those applied in the preparation of the latest annual consolidated financial statements.

          B. The interim consolidated financial statements are prepared in accordance with accounting principles for preparation of financial statements for interim periods.

          C. The interim consolidated financial statements have been prepared in accordance with US GAAP and are reported in U.S. dollars.


Note 3 - Inventory

         Inventory is comprised of the following:

                                                            March 31           March 31        December 31
                                                                2007               2006               2006
                                                     ---------------    ---------------    ---------------
                                                      $ in thousands     $ in thousands     $ in thousands
                                                     ---------------    ---------------    ---------------
                                                         (Unaudited)        (Unaudited)          (Audited)
                                                     ---------------    ---------------    ---------------

         Raw materials and components                        49,776             51,951             57,806
         Work in process                                     21,768             26,264             23,499
         Finished products                                   80,858             72,653             78,050
                                                     ---------------    ---------------    ---------------
                                                            152,402            150,868            159,355
                                                     ===============    ===============    ===============


                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------



Note 4 -  Shareholders' Equity

          A.   Authorized, issued and outstanding shares

                                                                                                       Authorized
                                                                                             -------------------------------
                                                                                                  March 31       December 31
                                                                                                      2007              2006
                                                                                             -------------     -------------
                                                                                                     Number of shares
                                                                                             -------------------------------

         NIS 0.12 par value per ordinary share                                                200,000,000       200,000,000
                                                                                             =============     =============

         1. The Company's shares (NIS 0.12 par value each) are traded in the United States on the over the counter market and are listed on the Nasdaq Stock Market.

         2. For details of the issued share capital see consolidated Statements of Changes in Shareholders' Equity.


         B.   Dividends

         According to the Israeli corporate laws, dividends may be paid by the Company only out of accumulated earnings, or out of net income, in two consecutive years.


         C.   Share incentive (stock options and restricted shares plans)

         1. The Company's current stock option plans are the ECI Telecom Ltd. Key Employee Share Incentive Plan 1991 (the "1991 Plan") and the ECI Telecom Ltd. Employee Share Incentive Plan 2002 (the "2002 Plan", together the "ECI Plans"), which were adopted by the shareholders at the Annual General Meetings held respectively on August 29, 1991 and November 19, 2002. The ECI Plans will expire on December 31, 2012.

              The ECI Plans provide that options may be granted to any employee, director, consultant or contractor of the Company pursuant to (a) one or more sub-plans designed to benefit from the provisions of
              Section 102 of the Israeli Income Tax Ordinance (New Version)
              1961 and (b) any other share incentive plan approved by the Board of Directors of the Company.

              In January 2006, the Board of Directors approved an amendment to the 2002 Plan, which provided that, unless otherwise specified at the time of the award, options granted under subsequent option awards are exercisable on a "net exercise" basis: instead of issuing to the grantee the number of shares specified in the option award, the grantee will receive the number of shares having a market value equal to the difference between the exercise price and closing market price of our shares immediately prior to the date of exercise, multiplied by the number of options being exercised. The only amount payable by the grantee for the issue to him or her of the shares, is the aggregate par value of such shares, which amount may be waived.

              Under the terms of the ECI Plans, as of March 31, 2007, the Company is authorized to grant options for a total of 32,760,700 shares, subject to anti-dilution adjustment. The option awards are personal and non-assignable and terminate automatically upon termination of employment (except for approved retirement or termination caused by death or disability or as otherwise approved by the Board of Directors or its Remuneration Committee).

                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 4 - Shareholders' Equity (cont'd)

     C.   Share incentive (stock options and restricted shares plans)

     2. At the Annual General Meeting held on July 28, 2005, the Company's shareholders adopted the ECI Telecom Ltd. Employee Restricted Share Incentive Plan (the "ECI Restricted Share Plan"). The ECI Restricted Share Plan will expire on June 4, 2015. Restricted shares issued under the ECI Restricted Share Plan are issued from the same pool of shares available for the issue of stock options under the ECI Plans.

          The ECI Restricted Share Plan provides that restricted shares may be granted to any employee, director, consultant or contractor of the Company (the "Participant"). The restricted shares are held in trust on behalf of a Participant until the Participant's interest in such restricted shares vests and they become freely transferable.

          Should a Participant cease to remain in the employ or service of the Company, for any reason, while holding unvested restricted shares (except for termination caused by death or as otherwise approved by the Board of Directors or its Remuneration Committee), then those restricted shares shall either (i) be surrendered to the Company for cancellation, or (ii) be sold by the Participant to the Company (for consideration equal to the issue price of such shares), or (iii) shall be treated in any other manner that will assure that the Participants rights in such shares shall cease to exist; and the Participant shall have no further shareholder rights with respect to those restricted shares.

          The fair value of the restricted shares as of the date of the issue is amortized over the vesting period.


          Restricted shares issued during the reporting period
          ----------------------------------------------------

          The restricted shares issued by the Company to its employees and directors, during the three months ended March 31, 2007 were as stated below: Unless otherwise stated, these restricted shares vest according to the following schedule: 12.5% will vest following the lapse of six months from the date of issuance and a further 6.25% will vest on the last day of each quarter, during 14 consecutive quarters thereafter. The shares were issued for no cash consideration.

          On January 29, 2007, the Company issued an aggregate of 26,700 restricted shares to its employees.

          On February 1, 2007, the Company issued an aggregate of 5,800 restricted shares to two directors. The shares vest and become transferable as follows: as regards 2,900 of the shares - one third on February 1, 2008, a further one third on February 1, 2009 and the remaining third on February 1, 2010; as regards the other 2,900 shares - one half on February 1, 2008 and the remaining half on February 1, 2009.

          On March 1, 2007, the Company issued n aggregate of 6,354 restricted shares to two directors. The shares vest and become transferable as follows: one half on March 1, 2008 and the remaining half on March 1, 2009.

          Unearned compensation on the grant of the restricted shares in the three month period ended on March 31, 2007, as measured at the original grant date, totaling $ 0.3 million was calculated based on the market value of the shares on the date of grants and is being amortized over the vesting period.

          Compensation expenses of $ 1.0 million were recognized for the restricted shares for the three months period ended March 31, 2007.

                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------



Note 4 - Shareholders' Equity (cont'd)

     D.   Share incentive and stock option plans

     1.   Stock options under the ECI Plans are as follows:

                                                                                              Three months
                                                                                                     ended        Year ended
                                                                                                  March 31       December 31
                                                                                                      2007              2006
                                                                                          ----------------  ----------------
                                                                                          Number of shares  Number of shares
                                                                                          ----------------  ----------------
                                                                                               (Unaudited)         (Audited)
                                                                                          ----------------  ----------------

                  Total number authorized at beginning of period                               32,760,700        32,760,700
                  Options unexercised and unvested restricted shares at
                   beginning of period                                                        (15,150,669)      (21,732,191)
                  Options exercised and restricted shares vested prior to
                   beginning of period                                                        (11,774,204)       (5,296,665)
                  Options granted during the period                                                     -        (1,114,157)
                  Options cancelled during the period                                             423,089         2,751,612
                  Restricted shares granted during the period                                     (38,854)       (1,574,767)
                  Restricted shares forfeited during the period                                    40,988            41,295
                                                                                          ----------------  ----------------
                  Available for future grants at the end of the period                          6,261,050         5,835,827
                                                                                          ================  ================
                  Options exercised during the period (**)                                        302,099         5,963,555
                                                                                          ================  ================
                  (**) Average price of options exercised during
                       the period (in $)                                                             3.46              2.12
                                                                                          ================  ================
                  Restricted shares vested during the period                                       49,108           513,984
                                                                                          ================  ================
                  Options unexercised and unvested restricted
                   shares at the end of period                                                 14,374,329        15,150,669
                                                                                          ================  ================
                  Options unexercised and unvested restricted shares may be
                   vested as follows (1):
                  First year or thereafter                                                     11,934,167        11,983,992
                  Second year or thereafter                                                     1,617,345         1,994,713
                  Third year or thereafter                                                        822,817         1,171,964
                                                                                          ----------------  ----------------
                                                                                               14,374,329        15,150,669
                                                                                          ================  ================


                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------



Note 4 - Shareholders' Equity (cont'd)

     D.   Share incentive and stock option plans (cont'd)

     2. To be paid in NIS based on the rate of exchange of the dollar on the date of payment as follows:

                                                                                                   March 31        December 31
                                                                                                       2007               2006
                                                                                           ----------------   ----------------
                  Dollars per Share (*)                                                    Number of shares   Number of shares
                                                                                           ----------------   ----------------


                  Restricted shares                                                              1,586,232         1,637,474
                  Zero                                                                             392,523           438,083
                  $ 1.16 - $ 2.94                                                                1,110,287         1,169,486
                  $ 3.01                                                                           925,513           975,814
                  $ 3.02 - $ 6.97                                                                2,325,332         2,538,046
                  $ 7.03 - $ 8.61                                                                1,546,953         1,596,953
                  $ 8.75                                                                         1,222,046         1,261,071
                  $ 8.91 - $ 9.12                                                                  639,001           873,251
                  $ 9.77 - $ 20.66                                                                 579,426           583,175
                  $ 23.66 - $ 26.04                                                                 25,500            25,500
                  $ 26.32                                                                        2,566,956         2,591,756
                  $ 27.17 - $ 29.19                                                              1,130,010         1,135,510
                  $ 29.66 - $ 39.66                                                                324,550           324,550
                                                                                           ----------------   ----------------
                                                                                                14,374,329        15,150,669
                                                                                           ================   ================


     *    As of March 31, 2007, the weighted average exercise price of options was $ 13.3 and the weighted average remaining contractual life of outstanding options was 6 years.


     E.   Fair value method

     As required by SFAS 123R the Company has determined the weighted average fair value per option of stock-based arrangements grants during the three month period ended March 31, 2006 and the year ended December 31, 2006 to be $ 3.20 and $ 2.77, respectively. The fair values of stock based compensation awards granted were estimated using the "Black - Scholes" option pricing model with the following assumptions.



                                                          Option           Expected          Risk free
                                                            term         volatility      interest rate
                                                     -----------      -------------     --------------

                  Period of grant
                  ---------------
                  Three months ended March 31, 2007          N/A                N/A                N/A
                  Three months ended March 31, 2006          3.0                 60               5.0%
                  Year ended December 31, 2006               3.0                 57               4.8%


                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 5 - Material Events in the Current Period

          A. In January 2007, the Company merged the Data Networking Division and the Optical Networks Division into a new Transport Networking Division. The focus of this new division will be to deliver next generation transport products that enable migration from voice oriented technologies (SDH/SONET) to IP and data technologies, addressing carriers' needs to evolve their networks to a single converged IP network.


          B. In January 2007, the Company invested $3.3 million in Veraz, as part of a private placement of shares by Veraz.


          C. In February 2007, the Company completed the purchase of the remaining 27.6% minority interest in its Chinese subsidiary, HETC, for $3.8 million, increasing its interest from 72.4% to 100%.


          D. During the first quarter of 2007, as Veraz made significant progress towards completion of its initial public offering (see
               Note 9), Management determined that it is more likely than not that a portion of the Company's capital loss carryforwards for tax purposes will be utilized against capital gains that the Company will generate from the future sale of its shares in Veraz. As a result, the Company released part of its deferred tax asset valuation allowance and recognized an income tax benefit in the amount of $ 12.5 million.



Note 6 - Segment Reports

     1.   Segment activities disclosure:

     Segment information is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports used by management to run the business.

                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------



Note 6 - Segment Reports (cont'd)

         2. Operational segment disclosure:


                                                                        Three months ended March 31, 2007
                                                      -----------------------------------------------------------------------
                                                           **Transport         Broadband
                                                            Networking            Access             Other       Consolidated
                                                      ----------------   ---------------  ----------------    ---------------
                                                        $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                                      ----------------   ---------------  ----------------    ---------------

         Revenues                                             104,744            44,756             5,619            155,119
                                                      ================   ===============  ================    ===============
         Operating expenses (*)                                97,929            40,982            11,355            150,266
                                                      ----------------   ---------------  ----------------    ---------------
         Operating income (loss)                                6,815             3,774            (5,736)             4,853
                                                      ================   ===============  ================    ===============

                                                                        Three months ended March 31, 2006
                                                      -----------------------------------------------------------------------
                                                           **Transport         Broadband
                                                            Networking            Access             Other       Consolidated
                                                      ----------------   ---------------  ----------------    ---------------
                                                        $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                                      ----------------   ---------------  ----------------    ---------------

         Revenues                                              91,465            61,811              8,734           162,010
                                                      ================   ===============  ================    ===============
         Operating expenses (*)                                88,330            55,906             13,619           157,855
                                                      ----------------   ---------------  ----------------    ---------------
         Operating income (loss)                                3,135             5,905             (4,885)            4,155
                                                      ================   ===============  ================    ===============


                                                                           Year ended December 31, 2006
                                                      -----------------------------------------------------------------------
                                                           **Transport         Broadband
                                                            Networking            Access             Other       Consolidated
                                                      ----------------   ---------------  ----------------    ---------------
                                                        $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                                      ----------------   ---------------  ----------------    ---------------

         Revenues                                             396,822            225,081           34,439           656,342
                                                      ================   ===============  ================    ===============
         Operating expenses (*)                               376,865            209,640           50,593           637,098
                                                      ----------------   ---------------  ----------------    ---------------
         Operating income (loss)                               19,957             15,441          (16,154)           19,244
                                                      ================   ===============  ================    ===============

         (*)      Includes cost of sales, research and development costs,
                  selling and marketing expenses, general and administrative expenses.
         (**)     Reclassified - See Note 5A.


                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 7 - Contingencies

     1. Following the reduction in workforce in accordance with the reorganization plan of the Company that was implemented in 2002, claims and demands for higher amounts of severance pay were submitted by certain former employees. Management of the Company believes, based on the opinion of its legal advisors that the effect, if any, of the results of such claims and demands on the financial position of the Company and the results of its operations, will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

     2. The Company conducts negotiations from time to time with international technology companies ("technology companies") regarding allegations that it is using certain patents owned by the technology companies in its products. Although the Company cannot assess each negotiation for its merit, it estimates that any settlement, if needed, will not have a material adverse effect on the Company's financial position or results of operations.

     3. Several claims have been submitted against the Company and against consolidated subsidiaries, in respect of activities by the Company, in the ordinary course of business, alleging that the Company, inter alia, used patents owned by others. The Company's Management based mainly on opinions of its legal advisors, believes that the effect, if any, of the results of such claims on the financial position of the Company and the results of its operations will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

     4. In 1997, an investigation was commenced by the Israeli Comptroller of Restrictive Trade Practices ("comptroller") regarding alleged price fixing and non-competitive practices among Tadiran Telecommunications Ltd. ("TTL"), Tadiran Ltd ("Tadiran" - the parent company of TTL) and Telrad Telecommunications and Electronics Industries Ltd., a subsidiary of Koor Industries Ltd. (a significant shareholder of the Company and Tadiran Ltd.). ECI merged with TTL in 1999.

          In 2004, the Company was informed that the comptroller has ceased the investigation without taking any action against the Company.

          In September 2004, following the completion of the investigation by the comptroller mentioned above, a claim was filed against Bezeq (Israel's national telecommunications provider), Koor, TTL, Tadiran and Telrad in the District Court of Tel Aviv-Jaffa. Attached to the claim was a request for certification thereof as a class action, brought in the name of all Bezeq customers against the aforesaid companies, including the Company, in an amount of $ 409 million.

          In March 2005 the Company and the other respondents filed their respective answers to the request to certify the claim as a class action. The applicant filed its reply to the respondents' answers in December 2005.

          Management of the Company believes, in light of the advice of its legal counsel, that the allegations against the Company are without merit and therefore no provision has been recorded in respect thereto in the financial statements.

                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 7 - Contingencies (cont'd)

     5. In January 2005, the Company was named as a defendant in a purported class action complaint filed in the United States against ECtel, certain officers and directors of ECtel, and ECI. The complaint alleged violations of U.S. Federal Securities Laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel's financial results between April 2001 and April 2003. It also alleged that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its subsidiary. Damages claimed by the plaintiff were not quantified.

          In July 2006, the United States District Court for the District of Maryland granted ECI's and ECtel's motions to dismiss the securities class action lawsuit.

          In August 2006, the plaintiff filed a motion for reconsideration, alleging new evidence against ECtel, which was denied in March 2007. The plaintiff has appealed the dismissal.

          ECI, based on the opinion of its legal advisors believes that the allegations made in the complaint with respect to it are without merit, and accordingly no provision in respect thereof has been included in the consolidated financial statements.


Note 8 - Relevant Recently Enacted Accounting Standards

     1. In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, ("SFAS No. 157"). SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not believe that the adoption of the provisions of SFAS No. 157 will materially impact its financial position and results of operations.

     2. In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115 ("SFAS 159"), which permits entities to choose to measure many financial instruments at fair value. The statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board's long-term objectives for financial instruments. This Statement is effective for fiscal years beginning after November 15, 2007. The Company is currently reviewing this new standard to determine its effects, if any, on its results of operations or financial position.

     3. In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006.

                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 8 - Relevant Recently Enacted Accounting Standards (cont'd)

     3.   (cont'd)

          Effective January 1, 2007, the Company adopted the provisions of FIN 48. The implementation of FIN 48 did not have a significant impact on the Company's financial position or results of operations.

          The total amount of unrecognized tax benefits as of the adoption date at January 1, 2007 is approximately $13 million. The Company does not anticipate any significant increase or decrease to the unrecognized tax benefits within the next twelve months.

          The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expenses. The Company had approximately $1.4 million accrued for the payment of interest and penalties as of March 31, 2007 as well as of January 1, 2007.

          The Company and its subsidiaries are subject to periodic and routine audits in all major tax jurisdictions in which they operate. It is reasonably possible that the amounts of unrecognized tax benefits could change as a result of an audit. Based on the current audits in process, the payment of taxes as a result of audit settlements are not expected to have an adverse significant impact on the Company's financial position or results of operations. The Company is generally no longer subject to tax examinations by tax authorities for years before 2001.


Note 9 - Subsequent Events

      On April 4, 2007, an S-I Registration Statement filed with the SEC by Veraz in connection with an initial public offering was declared effective and Veraz raised gross proceeds of $ 54 million, before underwriting discounts and expenses, from the sale of 6.75 million shares at the public offering price of $8 per share. In addition, the Company sold in the offering 2.25 million shares of Veraz for a total gross consideration of $18 million. Following the offering, the Company's holding in Veraz were reduced to 27.6% (on a non-diluted basis).